Morgan, Lewis & Bockius LLP

1701 Market Street
Philadelphia, PA  19103-2921

TEL: 215.963.5000

FAX: 215.963.5001

eFax: 877.432.9652

February 21, 2006

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Attn: Gary Newberry

Division of Corporation Finance

Re:	Buckeye Partners, L.P.
Form 10-K for Fiscal Year Ended December 31, 2004
Filed March 14, 2005
Forms 10-Q for Fiscal Quarter Ended June 30, 2005
Filed August 3, 2005
Response Letter Dated January 27, 2006
File No. 1-09356

Dear Mr. Newberry:

This letter is being submitted in response to the comments given by the staff of the Division of Corporation Finance of the Securities and Exchange Commission as set forth in your letter to Robert B. Wallace, Chief Financial Officer of Buckeye Partners, L.P. (the “Partnership”), dated February 8, 2006, with respect to the above-referenced Form 10-K (the “Form 10-K”).  We have been authorized by the Partnership to provide the response contained in this letter on behalf of the Partnership.

As indicated below, the requested change has been included in Amendment No. 1 to the Form 10-K (“Amendment No. 1”), which is being filed contemporaneously with this response.

For your convenience, we have set forth the relevant comment in italicized typeface and include the response below the comment.

Form 10-K for Fiscal Year Ended December 31, 2004

Exhibits and Financial Statement Schedules, Page 84

1.                                     We have considered your responses to our prior comment number 7.  We do not agree with your conclusions.  While Regulation S-K §229-503(d) is not referenced in Form 10-K, the presentation of this exhibit 12 in Form 10-K is required by Regulation S-K §601(a)(1).  It requires this exhibit to be filed as part of a registration statement or report, which includes an annual report on Form 10-K.  Regulation S-K §601(b) provides a description of the exhibit, with the reference to Item 503(d) making it clear this exhibit is required if debt securities have been registered.  Please provide this exhibit in an amended filing.

                Exhibit 12.1 has been added to Form 10-K in Amendment No. 1.

Please do not hesitate to contact the undersigned at 215-963-5061 if you should have any questions or comments with regard to this response.

Very truly yours,

/s/ Justin W. Chairman

Justin W. Chairman

c:	Stephen C. Muther, Esq.
Howard L. Meyers, Esq.
Benjamin R. Wills, Esq.
Kevin S. Shmelzer, Esq.